# Jamie Dimon: The Future Of Work Is Skills, Not The Number Of Degrees

*By Amit Chowdhry ● December 22, 2019*

- **JPMorgan CEO and president Jamie Dimon was recently asked by Fortune about a trend that will shape the 2020s. And his answer was a 4-year degree is not the only path to a good job.**

JPMorgan chief executive officer and president Jamie Dimon was recently asked by Fortune (https://fortune.com/longform/ideas-shape-2020s-tech-economy-markets-ai-health-work-society/) about a trend that will shape the 2020s. His answer was that a four-year college degree is not the only path to a well-paying job.

“This outdated thinking is partially to blame for holding back America’s growth and blocking many people’s access to opportunity. We must consider more inclusive means of hiring the best and most talented people to meet the needs of our rapidly changing economy,” said Dimon via Fortune. “The reality is the future of work is about skills, not just degrees. To be clear, we continue to value college and advanced degrees, and there’s no question of their relevance. But the talent that fuels a global company like ours is increasingly diverse and includes people who do not have a four-year college education.”

Since technology is changing the way that people work, companies should be better at providing pathways to good jobs that everyone can access no matter their zip code or background. And this can only be possible if businesses and educators work together and partner on developing curriculums and apprenticeships, which offer students on-the-job training.



This method is working out well in the Washington D.C. area. Employers in the area are working along with high schools, community colleges, and universities to prepare students to fill well-paying tech jobs, including 30,000 open cybersecurity jobs in Northern Virginia alone.

Community colleges are known as an affordable and attainable option that exists in nearly every community. And community colleges educate 13 million diverse students a year and are often overlooked as a source of talent.

Last year, there were more than three-quarters of the U.S. jobs posted at JPMorgan Chase that did not require a bachelor's degree. And schools like Columbus State Community College in Ohio have become increasingly valuable for the company and many other employers ranging from technology to advanced manufacturing and health care.

Over the next decade, Dimon said that we need to eliminate the stigma of community college. There are 7 million job openings and 6 million unemployed workers in the U.S. And Dimon said that people pointed out that people with criminal backgrounds deserve the same opportunity to obtain in-demand skills and good jobs as anyone else.

Plus returning citizens deserve a chance to secure a job at any company. And barriers should be eliminated for employment by dropping questions about criminal backgrounds from job applications. Dimon believes that hiring them and developing their skills is good for business and is the right thing to do.